

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2011

Via Email
Mr. Dale P. Euga
Chief Executive Officer
Powerdyne International, Inc.
300 Centerville Road, Suite 100E
Warwick, RI 02886

> **Re:   Powerdyne International, Inc.**
> **Amendment to Registration Statement on Form S-1**
> **Filed December 9, 2011**
> **File No. 333-172509**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed April 12, 2011**
> **File No. 000-53259**

Dear Mr. Euga:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Prospectus Cover Page

1.   Please revise your cover page to be consistent with your offering. We note, for example, the reference to shares "[o]ffered by Company."

2.   We note your response to prior comment five from our letter dated September 30, 2011. Your cover page continues to state that the selling shareholders will sell at a price of $.15 per share, "or at prevailing market or privately negotiated prices." It is still unclear if you have set a fixed price for the offering. Please revise to clarify. We will not object if you

include language stating that selling shareholders will sell at a price of $x.xx (or a range) per share until the shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

The Business, page 14

3.      We note your disclosure in response to prior comment six and your existing disclosure under Background, Summary, The Business: Power Generation and Supply, and Products.  On page 17 you state your PDIGenset "produces 1-megawatt of power 24 hours a day, 7 days a week, all year round …"  However, it appears that your previous tests focused on fuel and oil consumption as well as torque and not power generation. Please advise.  In addition, please revise to provide context for the amount of power generated – for example, enough to power a certain number of homes or a similar, commonly used referent.

4.      Also, please provide a supplemental copy of the report underlying the disclosed findings.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

5.      We note your response to prior comment 11 and the revised disclosure on page 26. Please revise to remove this and similar projections from your document as you do not appear to have a basis for them.  In this respect your attention is directed to Item 10(b) of Regulation S-K.

Executive Compensation, page 29

6.      Please summarize your employment agreement with Mr. Euga.

Powerdyne International, Inc.

Financial Statements for the period ended September 30, 2011

Statement of Changes in Stockholders' Equity (Deficit)

7.      We note the header for your statement of changes in Stockholders' equity (deficit) states it is for the period from February 2, 2010 (Inception) to June 30, 2011.  However, this schedule presents information for the period ended September 30, 2011.  Please revise.

Part II

Item 14

8.      Please update your disclosure concerning the means by which these investors were solicited and the exemptions claimed to fully reflect your response to prior comment 22. In this respect your attention is directed to Item 701(d) of Regulation S-K.

Item 17

9.      Please advise us why you have not provided the undertakings requested by Item 512(h) of Regulation S-K.

Signatures

10.      We note your response to prior comment 29.  Please note that your Form S-1 should be signed by the Registrant, by at least a majority of the board, and your Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer in their capacities as such.  Please revise as appropriate.

Form 10-K for the Fiscal Year Ended December 31, 2010

11.      Please note the continuing applicability of prior comment 30.

Form 10-Q for the Three Months Ended March 31, 2011

12.      Please note the continuing applicability of prior comments 31 and 32.

Form 10-Q for the Six Months Ended June 30, 2011

13.      Please note the continuing applicability of prior comment 33.

Other

14.      Please advise if your updated articles of incorporation and by-laws refer to you as Greenlight Acquisition or Powerdyne.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Nasreen Mohammed at (202) 551-3773 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director